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Via EDGAR

Mr. Tom Kluck
Legal Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

June 20, 2017

Re:                             JBG SMITH Properties
Amendment No. 3 to Registration Statement on Form 10-12B
Filed June 12, 2017
File No. 001-37994

Dear Mr. Kluck:

On behalf of our client, JBG SMITH Properties, a real estate investment trust organized in the State of Maryland (the “Company” or “JBG SMITH”), which is currently a wholly owned subsidiary of Vornado Realty Trust (“Vornado”), set forth below are the Company’s responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) that you provided in your letter, dated June 16, 2017, with respect to the filing referenced above.

This letter and Amendment No. 4 (“Amendment No. 3”) to the Registration Statement on Form 10 (File No. 001-37994) (the “Registration Statement” or the “Form 10”) are being filed electronically via the EDGAR system.

For the Staff’s convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s response. Unless otherwise specified, all references to page numbers and captions in the Company’s responses below correspond to the pages of the preliminary information statement filed as Exhibit 99.1 (the “Information Statement”) to the marked version of Amendment No. 4. Terms not otherwise defined in this letter have the meaning set forth in Amendment No. 4.

Management’s Discussion & Analysis of Financial Condition and Results of Operations, page 114

Liquidity and Capital Resources, page 126

1.              We note your revised disclosure on page 127 in regards to the unsecured credit facility in the amount of $1.4 billion that you expect to execute upon the completion of the transaction. Please disclose the names of the parties to this credit facility or advise us why such disclosure is not necessary.

Company’s Response:

The Information Statement has been revised on pages 127 and 268 to disclose the names of the joint lead arrangers of the credit facility and their respective initial commitments. The Company has also filed the commitment letter relating to the credit facility as Exhibit 10.25 to the Registration Statement.

Summary NOI Table, page 181

2.              We note your revised disclosure in response to our comment issued on June 8, 2017. Please tell us how your assumption to multiply quarterly NOI by 4 is reasonable and suitably supported in accordance with paragraph 6.36 of the AICPA’s Guide for Prospective Financial Information. Additionally, clarify how you have considered the guidance in paragraphs 6.34 through 6.41 of the AICPA’s Guide for Prospective Financial Information in preparing your disclosures

Company’s Response:

As discussed with the Staff, the Company will continue to include annualized NOI in the Information Statement.

If you have any questions regarding the foregoing, or would like to discuss further any of the matters raised in this response letter, please feel free to contact the undersigned at (212) 558-4940.

Sincerely,

By:	/s/ William G. Farrar
William G. Farrar

cc:                                Joseph Macnow

Alan J. Rice

Stephen W. Theriot

(Vornado Realty Trust)

W. Matthew Kelly

Steven Museles

(The JBG Companies®)

David W. Bonser

Abigail C. Smith

(Hogan Lovells US LLP)